November 16, 2006	Christopher J. Melsha Direct Phone: 612-672-8343 Direct Fax: 612-642-8343 Chris.Melsha@maslon.com

Via Edgar Transmission

John Reynolds
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Cougar Biotechnology, Inc. (the “Company”)
Amendment No. 2 to Form SB-2
File No. 333-133779
Amendment Filed September 14, 2006

Dear Mr. Reynolds:

As counsel for the Company and on its behalf, this letter will respond to your comment letter dated October 27, 2006, with respect to the above-referenced registration statement (the “Comment Letter”). Enclosed herewith for filing via Edgar is the Company’s Pre-Effective Amendment No. 3 to the Registration Statement on Form SB-2 (the “Registration Statement”). Also enclosed for your convenience is a marked copy of the Registration Statement showing changes from Pre-Effective Amendment No. 2 filed September 14, 2006.

On the Company’s behalf, we hereby respond to the numbered comments contained in the Comment Letter, as follows:

1. The staff notes that the company, in partial response to our prior comments 1-3 from our letter dated September 5, 2006, has filed a Form 8-K with the transcript of its Rodman & Renshaw conference. We also note that the company plans to attend similar conferences in the near future, including one in November. Please advise us whether the company will, going forward, file transcripts of these presentations on Form 8-K under Item 7.01. If the company will not do so, please advise us why not. In addition, in the course of reviewing your transcript, the slides which accompanies the presentation, and the Rodman & Renshaw website, we noted that not all of the information presented in these sources appeared in your Form SB-2 filing. Please revise your Form SB-2 so that it includes this information.

Mr. John Reynolds
November 16, 2006

Response: The Company responded to Comment No. 1 in the undersigned’s letter to you dated November 2, 2006. In response to the telephone discussion on November 13, 2006 among the undersigned and Mike Carney and Jay Williamson of the Staff, the Company has revised the proposed risk factor concerning the potential gun jumping issue raised by the Staff to indicate that the Company may be directly liable to purchasers of shares in the offering covered by the prospectus with the selling stockholders. See page 16. In addition, the Company confirms that it has reviewed the proposed time lines for the clinical development of its product candidates, which were included in Appendix C to the undersigned letter dated November 2, 2006, and that the estimates of such timelines remain accurate.

2.  Your response to our prior comment 6 indicates that certain warrants are not presented in your table on page 47 because “the warrants are no longer beneficially owned by any executive officer, director or beneficial holder of 5% or more of the Company’s common stock …” However, we note that a portion of the warrants issued to Paramount BioCapital, Inc., were transferred to Horizon BioMedical Ventures, LLC of which Dr. Rosenwald is the managing member. Please clarify whether the presentation of Dr. Rosenwald’s securities ownership reflects these warrants. If not, please clarify why they are properly excluded from the presentation of “Security Ownership of Certain Beneficial Owners and Management”.

Response: None of the warrants issued to Paramount BioCapital, Inc. were transferred to Horizon BioMedical Ventures, LLC. A portion of the warrants originally issued to Paramount BioCapital were, in fact, transferred to Dr. Rosenwald. The presentation of Dr. Rosenwald’s beneficial ownership, however, reflects these warrants.

3. We have reviewed your response to our prior comment 33 from our letter dated September 33, 2006. We believe that your discussion is informative to investors and aids in an overall understanding of your transaction with SRKP 4, Inc. Please review your Form SB-2 to incorporate the text of your response in an appropriate location.

Response: The Company has included the discussion contained in its response to prior comment 33 in the prospectus under the section entitled “Determination of Offering Price.” See page 55.

Mr. John Reynolds
November 16, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

4.  In your discussion of “[i]nterest expense” on page 20 you cite two non-cash charges related to the amortization of note discounts and issuance costs. Briefly explain to the reader the origin and nature of these charges and clarify whether they will be recurring.

Response: The two non-cash charges related to the amortization of note discounts and issuance costs relate to promissory notes issued by the Company in June 2005 and convertible notes issued in November 2005 and January 2006. Such charges will not be recurring. The Company has revised its disclosure in MD&A accordingly. See page 20.

Cougar Biotechnology Interim Financial Statements

Condensed Statement of Stockholders’ Equity (Deficiency), F-24

5. In conjunction with your issuance of Series A Convertible Preferred Stock (as disclosed in Note 7 of F-32) it appears your accretion of dividends and issuance costs result in an increase in your accumulated deficit. It appears that these amounts should be recorded as a reduction of additional paid-in capital. Please revise or provide us with a detailed explanation supporting your accounting treatment, including references to authoritative guidance.

Response: The Company has revised its treatment of the accretion of dividends and issuance costs relating to the issuance of its Series A Preferred Stock and has reduced additional paid-in capital accordingly. See page F-25.

Condensed Statements of Cash Flows, F-26

6. We note you issued stock for accrued interest on convertible notes. This would appear to be a non-cash activity related to balance sheet accounts only (i.e. not recorded in operations). Therefore, you should revise your disclosure of operating activities to remove the effects of this non-cash activity, or tell us why your current accounting treatment is appropriate. Refer to SFAS 95.

Response: The Company has revised it statement of cash flows to exclude the stock issued for accrued interest on the convertible notes. See pages F-26 and F-27.

Other Regulatory

7. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current dated consent of the independent accountants in any amendments.

Response: The prospectus has been updated to include financial statements and other information for the nine-month period ended September 30, 2006. The Registration Statement also includes a newly-dated consent from the Company’s independent registered public accounting firm. See Exhibits 23.1 and 23.2.

Mr. John Reynolds
November 16, 2006

* * *

Please contact the undersigned at (612) 672-8343 if you have any questions with respect to the responses contained in this letter or the Registration Statement.

Very truly yours,

Christopher J. Melsha

cc:	Mr. Jay Williamson, Esq. (via facsimile at 202-772-9206; without enclosures)
Mr. Alan H. Auerbach